Gaming Ventures plc
                                 9 Myrtle Street
                              Douglas, Isle of Man
                                     IM1 1ED

                               September 28, 2006

VIA EDGAR

Mr. Owen Pinkerton, Senior Counsel
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

         RE:      GAMING VENTURES PLC
                  AMENDMENT NO. 1 TO FORM 20-F
                  FILED SEPTEMBER 8, 2006
                  FILE NO. 0-52163

Dear Mr. Pinkerton:

The purpose of this letter is to respond to your letter of September 22, 2006 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 2 to Form 20-F (the "Amended 20-F").

GENERAL COMMENTS

     1. In your response to comment 8 you state that you "were concerned in general that some of the Parent shareholders may be precluded from owning shares in foreign entities, shares in private companies or shares in gaming companies." Please advise us as the reason why these shareholders may be precluded from owning such shares and clarify whether such a prohibition would apply the receipt of the shares or the continued ownership of the shares. If it is the former, please expand your analysis as to why you believe the Spin-off will be pro rata if there are stockholders who are precluded from receiving shares of the registrant.

RESPONSE: As noted in our response to comment 8, this disclosure was perhaps premature and was meant to address a general concern that was not based on any specific inquiry. Occasionally, hedge funds and other investors may not hold specified types of securities. Since the full disclosure of the proposed spin-off in the Zone 4 Play, Inc. ("Parent") Form 8-K over three months ago, it has received no indication from its shareholder base that the spin-off will create this type of problem. Under these circumstances, we have reconsidered this statement and deleted it. In any event, the shares will be distributed pro rata regardless of who the shareholders are.

     2. We note your response to comment 5. Please note that the examples provided in comment were not to be an exclusive list. For instance, but without limitation, on page 19 you state "[b]ased on figures obtained from an industry source, there were 1,200 online casino web sites in 2004." Please identify the industry source and provide us with supporting documentation that is clearly marked to indicate the exact location within the document of the information that you believe is supportive of your assertions.

Response: We have attached to this letter a copy of the Durlacher and Edison investment research report and PricewaterhouseCoopers' "Global Entertainment and Media Outlook: 2005-2009" and the Business of Gambling, Dresdner Kleinwort Wasserstein, 2005 ("Reports") marked to indicate the exact location of the information that provides the necessary support. In addition, below are parts of the market size and growth paragraph which can be found on page 20 of the Amended 20-F, and of the online casino paragraph which can be found on page 22 of the Amended 20-F, marked to include the exact location within the Reports of the information that is supportive to our assertions.

MARKET SIZE AND GROWTH

Industry sources estimate that the global revenues of "brick-and-mortar casinos" were $70 billion in 2004 and are expected to grow to $100 billion by 2009 (PRICEWATERHOUSECOOPERS' "GLOBAL ENTERTAINMENT AND MEDIA OUTLOOK: 2005-2009"). With additional revenues coming from sports betting and lotteries, the gaming market generated an estimated $247 billion in 2004 and is expected to reach revenues of over $300 billion by 2009.

With $10 billion in revenues (DURLACHER, PAGE 4, 3RD PARAGRAPH), the online gaming market is estimated to generate 4.6% of the global betting market revenues in 2005 and is predicted to reach 7% of market revenues by 2009.

Gaming market revenues are expected to keep growing at a compound annual growth rate (CAGR) of 5% in coming years, while the online gaming market is expected by industry sources to grow at a much more rapid pace of 20%-25% to accumulate to an estimated market size of $23 billion in 2009 (DURLACHER, PAGE 4, 3RD PARAGRAPH).

Demand for online gaming from the United States accounts for 40% of the worldwide market, Europe accounts for 30% and the Far East for 18% (DURLACHER, PAGE 5, 1ST PARAGRAPH),. The fastest growing markets in the coming years are expected to be Asia Pacific (estimated to grow at almost 50% per year), and Europe (35-40% per year) (DURLACHER, PAGE 5, 2ND PARAGRAPH). The U.S. market is maturing slightly but is still expected by industry sources to achieve double-digit growth. However, the U.S. market is likely to grow dramatically if online gaming were to be legalized and the major U.S. brick-and-mortar casino operators enter the market (DURLACHER, PAGE 5, 3RD PARAGRAPH) . Given the current regulation in the U.S., we do not intend to directly market our gambling websites to individuals residing in the U.S.

The P2P emerging segment, which currently includes mostly poker, is predicted to grow from a market share of 22% (DURLACHER, PAGE 7, 2ND PARAGRAPH), which reflects $1.44 billion in year 2005, to 38% and $9 billion by year 2009. (Poker reflects $6 billion.) Poker operators are now targeting more casual gamers which are considered the mass market. As more casual gamers and less affluent nations enter the poker players market ARPC (Average Revenue Per Customer) per annum is expected to fall from an average of $762 in 2004 to $619 in 2008. Consequently, poker operators are constantly looking for new ways to attract casual players (U.S. and non-U.S. players) to the international P2P networks on the one hand, while increasing the ARPC on the other hand. (THE BUSINESS OF GAMBLING, DRESDNER KLEINWORT WASSERSTEIN, 2005, page 12, 2nd paragraph)

P2P poker showed a compound annual growth rate of more then 156% in the four years since it emerged as an independent market segment. We believe that blackjack has the potential to be the most popular P2P game after poker (The business of gambling, Dresdner Kleinwort Wasserstein , page 32, first chart)

According to an industry research report, the worldwide market for online gaming has grown from virtually no revenue in 1995 to approximately $6 billion in 2003 and has increased to over $8 billion in 2004 (DURLACHER, PAGE 4, 3RD PARAGRAPH) .. Forecasters expect this market to grow by an additional 20%-25% in each of 2005 and 2006 (DURLACHER, PAGE 4, 3RD PARAGRAPH). According to one specialist gaming consultancy, the online gaming market will continue to grow rapidly in the coming years, reaching $15 billion in 2007 and $22 billion in 2009.

The United States remains the largest online gaming market despite attempts by the U.S. Department of Justice and others to curtail this market. Due to these legal hurdles, internet gaming websites that are directed primarily towards U.S. users are located offshore, mainly in the Caribbean. The United States accounts for over 40% of the global market for online gaming, and between 60%-70% of the online poker market (DURLACHER, PAGE 5, 1ST paragraph).. Europe is expected to increase its market share from 17% in 2004 to 25% by 2008. Within the Far East, Japan is currently the largest market. (DURLACHER, PAGE 5, 1ST PARAGRAPH).


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ONLINE CASINOS

Online casinos are operating in various regions throughout the world. Based on figures obtained from an industry source, there were 1,200 online casino websites in 2004 (DURLACHER, PAGE 10 1ST PARAGRAPH).

Online casinos offer players 24/7 online play, and offer high returns on capital for operators, as they do not require glitzy bricks and mortar facilities, and can be based in tax-free jurisdictions. Thus, they can, typically, afford much higher payouts, usually 96%-98% compared with 88%-90% at land-based casinos. (DURLACHER, PAGE 10, 3RD PARAGRAPH).

RISK FACTORS, PAGE 8

     3. We note in an 8-K filed by Zone 4 Play, on September 14, 2006, that RNG Gaming and Golden Palace Ltd. entered into an agreement under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. We also note that pursuant to the terms of the agreement, Golden Palace has an option to acquire up to a total of 50% of the ordinary shares of RNG. Please include a risk factor discussing the risk that you may have to share control of RNG with Golden Palace.

RESPONSE: the following risk factor was added in page 11 of the Amended 20-F:

"We might have to share our control of RNG with Golden Palace Ltd. if Golden Palace exercises its option under the agreement dated September 14, 2006 entered with us and RNG, to acquire additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by us) pursuant to the terms of this agreement." Such a sharing of control may make it more difficult to make certain strategic and operational decisions if the parties disagree about such matters.

ONLINE GAMING REGULATIONS, PAGE 11

     4. We reissue comment 12 in part. Please revise this risk factor to note the following:

     o the action taken by the U.S. Department of Justice against London-based BetonSports PLC, an operator of online gambling websites; and

     o the bill that passed the U.S. House of Representatives on July 11, 2006 that would prevent individuals residing in the U.S. from using credit cards to bet online and could block U.S. residents from accessing gambling Web sites.

RESPONSE: The Online Market Gaming risk factor has been revised (see page 11 of the Amended 20-F) to include the following paragraphs:

On July 11, 2006, the U.S. House of Representatives passed legislation that would ban most forms of Internet gambling and require banks to develop systems to block their customer's transactions to gambling Web sites. By a 317 to 93 vote, the House approved the Internet Gambling Prohibition and Enforcement Act. The bill amends the 1961 Wire Act, which prohibits gambling using telephone wires, to include Internet gambling as a prohibited activity. The bill, which would have to be approved by the Senate and signed by the President before becoming law, allows states to continue to regulate gambling within their borders. The bill would increase criminal penalties for gambling businesses that settle Internet wagers with credit cards, checks, or fund transfers, and it would require financial institutions to create systems for blocking payments to gambling sites. The bill allows states to continue to regulate gambling within their borders.

On July 17, 2006, Betonsport's founder Gary Kaplan, together with CEO David Carruthers and other individuals, have been charged with conspiracy, fraud, and racketeering through taking sports bets from US residents. That company allegedly breached the 1961 Wire Act by taking bets using the telephone line. Betonsports is a London Stock Exchange listed online sports betting company.


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


ITEM 4 - INFORMATION ON THE COMPANY, PAGE 16

     5. We note in the 8-K filed by your parent Zone 4 Play on September 14, 2006 that RNG Gaming and Golden Palace Ltd. entered into an agreement under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. We also note that pursuant to the terms of the agreement, Golden Palace has an option to acquire additional 30% of the ordinary shares of RNG at a price of $180,000 per each additional percentage interest of the ordinary shares of RNG. Please revise this section to note these facts.

RESPONSE: The section on page 16 of the Amended 20-F has been revised to note the above facts.

BUSINESS OVERVIEW, PAGE 16

     6. We note your response to comment 14. Based on our review of your website www.get21.com, we note that you are conducting a revenue sharing program. Please revise this section to describe this program and to note whether you will offer a similar program in connection with other websites you may start in the future.

RESPONSE: A revenue sharing program is a program whereby a third party earns money by referring users to Get21's website through the placement of advertisements on the third party's website(s) or within the third party's email correspondence. The third party will be paid certain percentages of any revenues generated by the third party referred players at such third party gaming site in a given month.

TOTAL RAKE PER MONTH GENERATED               PERCENTAGE OF GROSS REVENUE
    BY AFFILIATE PLAYERS:                          EARNED PER MONTH

Between $1 and $9,999                                 20%, PLUS:
Between $10,000 and $19,999                           25%, PLUS:
Between $20,000 and $29,999                           30%, PLUS:
Between $30,000 and above                             35%, PLUS:

We may offer similar programs in connection with other websites which we may start in the future, although we currently have no plans for such websites. Please see revised disclosure on page 16 of the Amended 20-F.

     7. In your response to comment 22, you state that you intend to provide marketing services to licensed gaming operators. Please revise this section to describe the marketing services that you intend to provide.

RESPONSE: The disclosure in page 25 of the Amended 20-F was revised as requested. It should be noted that the marketing services are described under the heading "Marketing Plan" in Item 4 and can be found on page 17 of the Amended 20-F.

INTERNAL CONTROL AND SUPPORTING SYSTEMS, PAGE 18.

     8. We reissue comment 16. We refer to your statement that you "believe that the gaming software operated by each operator is independently audited so as to ensure its gaming fairness." In light of the fact that YOU HAVE NO AGREEMENTS WITH ANY OPERATORS, it is unclear how you have arrived at this conclusion. If your statement implies that all potential gaming operators with whom you may do business in the future have been audited by their respective regulators, this statement would be overly broad, unsupportable and mitigating in the context of the risk factor. Please revise or remove this statement.

RESPONSE: This is common practice in the gaming industry, which our management is extremely experienced with. However, given the fact that we indeed have no agreements with any operators we have reconsidered our statement and deleted it.


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


MARKET SIZE AND GROWTH, PAGE 20

     9. We reissue comment 18 in part. Please revise your disclosure on pages 20 and 23 to note whether you may license your black jack software to owners of gambling websites that may target individuals residing in the U.S. Also, please disclose the target audience of www.get2l.com and whether this website is marketed to gaming operators or individuals.

RESPONSE: As noted in our response to comment 18, the principal gaming operations will be conducted by third party gaming operators. We have no control over where and to residents of which country those operators market their games or otherwise conduct operations, which can be all over the world. We, as stated previously do not intend to directly market our gaming websites, including without limitation, www.get21.com, to residents of the U.S. The target audience of www.get21.com is individuals residing outside of the U.S., primarily in Europe. Our disclosure has been revised accordingly and can be found at pages 20 and 23 of the Amended 20-F.

     10. In your response to comment 15, you state that you will not offer internet gambling to individuals residing in the U.S. Please revise this section to note this fact and to note how you will prevent U.S. residents from gambling on your websites such as www.get21.com.

RESPONSE: Get21 will retain services from third party payment providers that will block US players from spending any money through www.get21.com in the following manner:

Blocking US option for Real Money registration - Get21 cashier system is blocked to any player that will choose "US" in the players account registration process. i.e - player from the US will not be able to access the deposit platform.

Blocking the US player payment method - The first six digits of credit card numbers represent the name and location of issuing bank (Bin number). Get21's service providers will not accept any deposit from credit cards that were issued by US issuing bank.

IP block - a player, whose IP, provided to him by his ISP, is originated in the US will be blocked from depositing money in Get21.

Revised disclosure can be found on page 20 of the Amended 20-F.


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FEDERAL PROHIBITION PROPOSALS, PAGE 24

     11. We note your disclosure regarding BetOnSports in the last paragraph of this section. Please revise your disclosure to note the nature of BetOnSports' business, including that its operations focus on online gambling.

RESPONSE: we have added the following disclosure on pages 11 and 24 of the Amended 20-F:

"Betonsports is a London Stock Exchange listed online sports betting company."

U.K. REGULATION OF ONLINE GAMING, PAGE 25

     12. In your response to comment 22, you state that are not conducting any gaming operations in the U.K. Please revise this section to note this fact and to note whether this includes the gambling services you will provide through your web sites. In addition, consistent with your response to prior comment 22, please disclose that you do not intend to apply for a license from the Gaming Commission.

RESPONSE: Operations of gaming are different from marketing of gaming services through websites. In the U.K. The former requires a license from the Gaming Commission while the latter does not. All gaming operators with remote gaming equipment in the UK will have to obtain approvals and licenses from the Gaming Commission. The disclosure in page 25 of the Amended 20-F was revised to state the following:

"We are not conducting any gaming operations in the U.K. and currently do not intend to seek a license from a Gaming Commission. We do intend, however, to provide marketing services to licensed gaming operators and provide gambling services in the U.K. through our websites such as www.get21.com. There can be no certainty that should such licenses be required by one of our gaming operators, such gaming operator will be able to obtain such licenses on terms which are adequate for us in respect of our activities. The costs relating to such approvals and licenses and ongoing compliance with the new regulatory framework are as yet unknown."

UNAUDITED PRO FORMA INFORMATION, PAGE 28

     13. We reissue comment 24. Please revise this section to replace your reference to the carved out BJ Business" with the name of your company.

RESPONSE: The section has been revised as requested.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 30

     14. In your response to comment 28, you state that you do not have a signed term sheets with either Zone4Play or the third party investing in RNG. Please revise this section to note this fact.

RESPONSE: The section has been revised as requested.


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-L

     15. We have reviewed your response to prior comment 36 and do not understand how your auditors concluded that no substantial doubt about your ability to continue as a going concern beyond one year exists. Specifically, it is unclear how "anticipated" financing and "potential capital investment" could have supported their conclusion unless such sources of cash have been committed. We also don't understand how future revenue could have been considered in their conclusion since the Company is still in the development stage. Finally, your disclosure on page 30 states, "[y]our current anticipated levels of revenue and cash flow are subject to many uncertainties and cannot be assured." Please explain to us how your auditors considered the above in reaching their conclusions.

RESPONSE:

Our auditors examined AU 341 and concluded that there is no substantial doubt about our ability to continue as going concern. The auditors' opinion is dual dated to refer to the following subsequent events that support that conclusion :

     1. With regard to the capital investment, On September 14, 2006 we, RNG and Golden Ltd ("Golden Palace") entered into an agreement under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to terms of the Agreement, Golden Palace has an option, that can be exercised upon the occurrence of certain events as defined in the agreement, to acquire additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by Gaming Ventures) at a price of $180,000 per each additional percentage interest of the ordinary shares of RNG.

     2. With regard to the loan agreement, On September 25, 2006, we and Zone4Play have signed a promissory note in the principal amount of $2 million in effect for 2 years (24 months). Principal shall be paid in one (1) installment and will bear interest of $US Libor +1.5% per annum.

          The promissory note and the equity investment provide us with cash and cash equivalent of approximately $2.6 million. According to our annual budget and management's assessment of the future operating activity, our operating expenses would reach $1.9 million in the following year. Accordingly, the loan the equity investment could finance the future operational activity in the following year, regardless of generating cash from sales.


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Consequently, Our auditors came to a conclusion that there is no substantial doubt about our ability to continue as a going concern. In this regard and as a result of the entry into this two agreements, we also revised our risk factor regarding no cash in hand that can be found in page 9 of the Amended 20-F, and the outlook paragraph in page 30 of the Amended 20-F.

     16. Notwithstanding the above comment, the explanatory paragraph included in the audit report may be confusing to investors as it seems to express an uncertainty and is not required for development stage companies that have not started generating revenue. Please revise to remove this paragraph from the report.

RESPONSE: The paragraph has been removed from the report.

We acknowledge the following:

          o We are responsible for the adequacy and accuracy of the disclosure in the filings;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (972) 3 647-1884 or our attorney, Mr. Oded Har-Even at (212) 660-5002 if you have any questions or require additional information.

                                                       Sincerely,
                                                       GAMING VENTURES PLC

                                                       /s/ Uri Levy
                                                       -------------------
                                                       By: Uri Levy
                                                       Chief Financial Officer

     cc:

     Steven Jacobs, Accounting Branch Chief
     Kelly McCusker, Accountant
     David Roberts, Staff Attorney
     Oded Har-Even, Esq.


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